January 8, 2009
VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stephen Krikorian Accounting Branch Chief

Re:	SXC Health Solutions Corp. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 17, 2008 File No. 000-52073
Dear Mr. Krikorian,
     On behalf of SXC Health Solutions Corp. and its subsidiaries (“SXC” or the “Company”), we submit this letter in response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) contained in the Staff’s comment letter dated December 22, 2008 (the “Comment Letter”) with respect to the Form 10-K of SXC for its fiscal year ended December 31, 2007 (the “Form 10-K”). For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with the responses of SXC.
2. Significant Accounting policies
(c) Revenue Recognition, page 57
1.	We note your response to prior comment number 4. It appears that for certain of your contracts with minimum monthly payments you have an obligation to provide rebate services in a period subsequent to the original transaction; however, your response indicates that revenue is not deferred “since the minimum monthly payment is sufficient to address any ongoing services yet to be performed.” It is unclear to us how you concluded that deferral is not required considering that you have an obligation to perform additional services. Please explain your basis for not deferring revenue for the rebate processing services and refer to authoritative guidance you relied upon when determining your accounting.

Response: As mentioned in the Company’s previous response to the SEC, the Company used the authoritative guidance under the FASB Invitation to Comment, Accounting for Service Transactions. The Invitation to Comment suggested that for a specified number of defined but not identical acts (in this case, the standard but not identical activities provided each month over the term of the contract), revenue should be recognized on a systematic and rational basis or straight line basis if more representative of the pattern in which proportional performance takes place. Recognition of the minimum monthly amount for the recurring monthly services was considered to be representative of proportional performance being delivered. Under the Invitation to Comment, an equal amount of revenue should be recorded for service transactions for identical or similar acts. The amount of revenue recognized each period varies with the volume of claims transactions processed, to the extent the number of transactions covered by the monthly minimum is exceeded, which is consistent with the proportional performance under the contract.

The Company used this guidance as it had considered the revenue under its ASP contracts which included monthly minimums to be one unit of accounting. As the Company did defer the fair value of rebate services in accounting for contracts which did not include a monthly minimum payment, the Company does recognize that it could have treated contracts that included a substantive monthly minimum in a similar manner to those that did not have monthly minimums. The Company does agree with the Staff that it did have the obligation to perform additional services in a subsequent period even though the revenue related to the processing of the original transaction had been fully recognized in the Company’s financial statements. However, we did reach the conclusion to have different treatment for the contracts with monthly minimum payments as we feel the economic relationship is different, including that for contracts with monthly minimum payments, if the customer fails to make the subsequent monthly minimum payment, SXC would no longer be obligated to deliver the undelivered elements (e.g. the rebate service).

The Company’s analysis of its rebate transaction processing services for the contracts with monthly minimum payments has shown that the amounts that would have been deferred were not material to the Company’s financial statements. Of the Company’s approximate 65 ASP service agreements, only 9 of those contracts included rebate administration services bundled into the monthly ASP administrative fee. Of those 9 contracts, 8 included substantive monthly minimum payments and revenue was not deferred for the rebate processing services. Had the Company treated these contracts under the rules of EITF Issue No. 00-21, approximately $100K of revenue would have been deferred as of December 31, 2007.
Acknowledgements and Closing Comments
As requested in the SEC’s comment letters dated September 19, 2008 and November 10, 2008, SXC acknowledges that:
1.	SXC is responsible for the adequacy of disclosures in the Form 10-K;
2.	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
3.	SXC may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
The Company does not believe that any of the Staff’s comments in the Comment Letter or the previous letters received raise a material issue with respect to disclosures contained in SXC’s Form 10-K.
If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (630) 577-3206 or via email at jeff.park@sxc.com. Should the Staff disagree with SXC’s conclusions regarding any of the comments described in this letter, we respectfully request the opportunity to confer with the Staff prior to the Staff making its final determination.

Regards, Jeff Park, Chief Financial Officer SXC Health Solutions Corp